Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Scotiabank's Proxy Circular now available at Scotiabank.com

     TORONTO, Feb. 1 /CNW/ - Scotiabank's Notice of the 176th Annual Meeting
of Shareholders and Management Proxy Circular is now available at
www.scotiabank.com. It can be found under the annual report menu in the investor relations section of the site. Copies have been mailed today to shareholders. In addition, a limited number of copies are available by calling
(416) 866-3925 or by emailing corpaff(at)scotiabank.com.
     Scotiabank's Annual Meeting of Shareholders will be held in Edmonton,
Alberta, on Tuesday, March 4, 2008 at 10:00 a.m. (Mountain Time).

     Scotiabank is one of North America's premier financial institutions and
Canada's most international bank. With more than 60,000 employees, Scotiabank
Group and its affiliates serve approximately 12.5 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services including personal, commercial, corporate and investment banking.
With $412 billion in assets (as at October 31, 2007), Scotiabank trades on the
Toronto (BNS) and New York Exchanges (BNS). For more information please visit
www.scotiabank.com.

     %SEDAR: 00001289EF          %CIK: 0000009631

     /For further information: Patty Stathokostas, Scotiabank Public Affairs,
(416) 866-3625, patty_stathokostas(at)scotiacapital.com/
     (BNS. BNS)

CO:  Scotiabank

CNW 11:27e 01-FEB-08